Exhibit 99.2

BIDDANCE AI SYSTEMS INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2026 and 2025

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws. All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those for general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results may differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Recent Developments

At the 2026 Annual General Meeting of Shareholders of Hitek Global Inc. held in July 2026, the Company’s shareholders approved (i) the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands and (ii) the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc.” On August 24, 2026, pursuant to such approvals, the Company completed its continuation from the Cayman Islands to the British Virgin Islands and changed its name from “Hitek Global Inc.” to “Biddance AI Systems, Inc.”. In connection with the continuation, the Company adopted the new memorandum and articles of association under the laws of the British Virgin Islands.

Effective October 9, 2026, the Company’s trading symbol for its Class A ordinary shares on the Nasdaq Stock Market was changed from “HKIT” to “BDAI.”

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues for the six months ended June 30, 2026 and 2025:

			Increase /	Percentage
	2026	2025	Decrease	Change
Hardware and equipment sales	$1,132,887	$616,929	$515,958	83.6%
Tax services	93,159	124,612	(31,453)	(25.2)%
Total	$1,226,046	$741,541	$484,505	65.3%

Our total revenues during the six-month periods ended June 30, 2026 and 2025 were driven primarily from sales of hardware and equipment. The increase in hardware and equipment sales during the six-month period ended June 30, 2026 was due mainly to $0.4 million increase in sales of cable trays used in crude oil pipelines to petrochemical companies. Our hardware and equipment sales are directly related to the procurement needs of our customers which could be affected by the ongoing macroeconomic conditions in China. Should the economic environment in China remains sluggish, our hardware and equipment sales could be negatively impacted in the near future.

The slight decrease in tax services revenue was due mainly to the free use of electronic invoices provided by the tax bureau, which has negatively impacted demand for our fee-based tax services. We are actively promoting our tax services to expand our customer base, and we believe this may create opportunities for future growth in revenue from tax services. However, these potential growth opportunities are subject to uncertainties, including customer adoption rates and competitive market conditions, and there can be no assurance that we will achieve any growth in tax services in the future.

Cost of revenues and gross margin for the six months ended June 30, 2026 and 2025:

				Percentage
	2026	2025	Variance	Change
Total revenues	$1,226,046	$741,541	$484,505	65.3%
Cost of revenues	1,024,835	567,675	457,160	80.5%
Gross profit	$201,211	$173,866	$27,345	15.7%
Gross margin	16.4%	23.4%	(7.0)%

Cost of revenues is comprised of (i) the direct cost of hardware and equipment purchased from third parties; and (ii) logistics-related costs, which include product packaging and freight-in charges; and (iii) salaries and benefits for employees who handle the products and other costs necessary to provide the services to the customers.

The increase in cost of revenues during the six-month period ended June 30, 2026 was mainly caused by the increase in hardware and equipment sales.

The decline in our gross margin from 23.4% for the six months ended June 30, 2025 to 16.4% for the comparable period in 2026 was due mainly to unfavorable sales-mix driven by the increase in sales of selected safety monitoring equipment that had a low profit margin. The Company expects to focus on sales orders that could yield a higher gross margin.

Operating expenses for the six months ended June 30, 2026 and 2025:

				Percentage
	2026	2025	Variance	Change
Selling expenses	$1,411	$2,325	$(914)	(39.3)%
% of revenue	0.12%	0.3%	(0.2)%	-
General and administrative expenses	2,002,067	1,519,128	482,939	31.8%
% of revenue	163.3%	204.9%	(41.6)%	-
Operating expenses	$2,003,478	$1,521,453	$482,025	31.7%

Selling Expenses. Selling expenses consist of advertising and marketing expenses for promotion of our products. Selling expenses were 0.12% of total revenues for the six months ended June 30, 2026 and 0.3% for 2025. The decrease in selling expenses was primarily attributable to a reduction in advertising and marketing expenses. The Company expects selling expenses to increase due to the Company’s plans to conduct marketing activities to attract purchases from new and existing customers.

General and Administrative Expenses. General and administrative (“G&A”) expenses consist primarily of salary and welfare expenses for our administrative and management staff, facilities costs, depreciation, professional fees, accounting fees, director and officers liability insurance and other miscellaneous expenses incurred in connection with general operations. The increase in G&A expenses was mainly due to an increase of $387,304 in professional service fees resulting from equity transactions, including registered direct offerings and an ATM offering. We expect our G&A expenses to stabilize or decline in the future as a result of ongoing cost-control initiatives.

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Net loss for the six months ended June 30, 2026 and 2025:

				Percentage
	2026	2025	Variance	Change
Operating loss	$(1,802,267)	$(1,347,587)	$(454,680)	33.7%
Total other income	327,339	330,596	(3,257)	(1.0)%
Loss before income taxes	(1,474,928)	(1,016,991)	(457,937)	45.0%
Income tax benefit	104,863	100,882	3,981	3.9%
Net loss	$(1,370,065)	$(916,109)	$(453,956)	49.6%

Operating loss. The increase in operating loss for the six months ended June 30, 2026 was due primarily to an increase in our G&A expenses for approximately $480,000, partially offset by an increase in gross profit for $27,000.

Other income. Other income includes primarily government subsidy income, net investment gain (loss), and interest income and expenses. There was no significant variance in our other income during the six-month period ended June 30, 2026 and 2025.

Income tax benefit. The increase in income tax benefit for the six months ended June 30, 2026 was due primarily to the utilization of prior-year net operating losses (“NOL”) to offset current-year taxable income.

Liquidity and Capital Resources

Six Months Ended June 30, 2026 Compared to Six Months Ended December 31, 2025

Our principal sources of liquidity come from cash from operating activities, equity financing and loans. As of June 30, 2026, and December 31, 2025, we had cash and cash equivalents of $17,088,014 and $3,611,999, respectively.

Working Capital. Total working capital as of June 30, 2026 was $46,630,402 compared to $35,837,759 as of December 31, 2025. The increase was due primarily to the net proceeds of approximately $10.4 million from our ATM offering and registered direct offerings completed during the six months ended June 30, 2026.

Capital Resources and Capital Needs. Historically, we have financed our operations primarily through cash flows from operations, third-party loans, stock offering and private placement. During the six months ended June 30, 2026, we financed our operations primarily through financing activities with net proceeds of approximately $10.4 million from our ATM offering and registered direct offerings. During the six months ended June 30, 2025, we did not undertake any financing activities and relied primarily on cash flows from operations. With the current macroeconomic market condition, we will continue to focus on collection of outstanding accounts receivable, cost-control, be cautious on operational decisions and project selection. We believe we have sufficient capital to meet our working capital requirements, undertake additional business development and research and development activities, hire additional employees, and enhance our business and operating platform.

We review our accounts receivable on a periodic basis and have recorded an allowance for expected credit losses in accordance with our accounting policy. As of the date of this report, we have collected approximately $0.3 million (or 87.4%) of our accounts receivable from our small and medium customers as of June 30, 2026 and we will continue to monitor collection of accounts receivable from our oil and coal mine customers.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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Cash Flows Analysis

Six Months ended June 30, 2026 Compared to Six Months ended June 30, 2025

	2026	2025
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,080,216)	$1,153,600
Net cash provided by (used in) investing activities	$4,147,587	$(225,763)
Net cash provided by financing activities	$10,417,994	$-

(a) Operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was primarily attributable to net loss of approximately $1.4 million; increase in short-term investments for approximately $1.3 million; partially offset by (3) decrease in accounts receivable for $710,000 due to collection from our customers.

Net cash provided by operating activities for the six months ended June 30, 2025 of approximately $1.2 million was primarily attributable to net loss of $0.9 million; decrease of $2.4 million in short-term investments; decrease of $1 million in accounts; increase of $2.3 million in advances to suppliers due to the increase in purchasing of goods; and increase of $0.3 million in advances from customers.

(b) Investing activities

Net cash provided by investing for the six months ended June 30, 2026 of $4.1 million was primarily attributable to $3.4 million in repayment of third-party loans; $2 million in redemption of held-to-maturity Investments, offset by $0.3 million in loans made to third parties and $1 million in purchase of held-to-maturity Investments.

Net cash used in investing activities for the six months ended June 30, 2025 of $0.2 million was primarily attributable to $0.4 million in loans to third parties; $0.2 million in repayment of third-party loans; $1.7 million in purchases of held-to-maturity investments; $0.7 million in redemption of held-to-maturity Investments; and $1 million in refund of deposit for acquisition.

(c) Financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 of $10.4 million was attributable to the ATM offering and registered direct offerings during 2026.

Tabular Disclosure of Contractual Obligations

The Company is not exposed to further contractual obligations as of June 30, 2026.

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for controlling the direction of outsourced R&D projects.

Trend information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any material trends since the year ended December 31, 2025. We are also unaware of any known trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements (“CFS”) are prepared in accordance with accounting principles generally accepted in the United States which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our critical accounting estimate is the allowance for expected credit losses as disclosed in Note 2 to our unaudited condensed CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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